                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549

                                   FORM 11-K


(MARK ONE)
  /X/     Annual Report Pursuant to Section 13 or 15(d) of the
          Securities Exchange Act of 1934   [No Fee Required]
          For the Fiscal Year Ended December 31, 2000

  / /     Transition Report Pursuant to Section 13 or 15(d)
          of the Securities Exchange Act of 1934   [No Fee Required]
          For the transition period from __________ to __________

                          Commission File No: 0-13287


 A.  Full title of plan and the address of the plan, if different from that of issuer names below:

            CIVICBANK OF COMMERCE PROFIT SHARING AND RETIREMENT PLAN
            --------------------------------------------------------


B. Name of issuer of securities held pursuant to the plan and the address of its principal office:

                                 CIVIC BANCORP
                                 -------------
                        2101 Webster Street, 14th Floor,
                           Oakland, California 94612

INTRODUCTION
------------

Civic BanCorp has established the CivicBank of Commerce Profit Sharing and Retirement Plan, the "Plan". The Plan is a defined contribution plan under
Section 401(a) of the Internal Revenue Code, the "Code", with a tax-deferred retirement savings feature under Section 401(k) of the code. The Plan was registered on Form S-8 with the Securities and Exchange Commission on December 22, 1995 (File No. 033-65309).

REQUIRED INFORMATION
--------------------

1. Financial Statements and Schedules.

      These statements and schedules are listed below in the Table of Contents.

2. Exhibits.

      23.1 Consent of Armanino and McKenna LLP

SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



           CivicBank of Commerce Profit Sharing Retirement Plan
           ----------------------------------------------------
           (Name of Plan)


           By:  /s/ Gerald J. Brown
                -------------------
                Gerald J. Brown
                 CFO & Principal Accounting Officer
                 Civic BanCorp

           Date: July 31, 2001
                 -------------

                             CIVICBANK OF COMMERCE
                             ---------------------
                       PROFIT SHARING AND RETIREMENT PLAN
                       ----------------------------------

                              FINANCIAL STATEMENTS
                              --------------------
                           AND SUPPLEMENTAL SCHEDULE
                           -------------------------

                        AS OF DECEMBER 31, 2000 AND 1999
                        --------------------------------
                                      AND
                                      ---
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      ------------------------------------

                               TABLE OF CONTENTS
                               -----------------

                                                             Page
                                                             ----
Independent Auditors' Report                                    1

Statement of Net Assets Available for Benefits                  2

Statement of Changes in Net Assets Available for Benefits       3

Notes to Financial Statements                                 4-9

Supplemental Schedule                                          10
     Schedule H, Part IV, Item 4(i)-
     Assets Held for Investment Purposes at December 31, 2000

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



The Administrative Committee
CivicBank of Commerce
Oakland, California

We have audited the accompanying statements of net assets available for benefits of CivicBank of Commerce Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits for CivicBank of Commerce Profit Sharing Retirement Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Armanino McKenna LLP

June 13, 2001

CIVICBANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN
Statements of Net Assets Available for  Benefits
December 31, 2000 and 1999


                                                                                 2000                          1999
                                                                             -----------                   -----------
Investments, at fair value
       Registered investement companies                                      $ 1,926,544                   $ 1,590,606
       Common/collective trust                                                 2,183,139                     2,531,125
       Common Stock                                                            1,349,761                     1,206,621
       Participant loans                                                          78,501                       125,482
                                                                             -----------                   -----------
                                                                               5,537,945                     5,453,834
                                                                             -----------                   -----------
Contributions receivable
       Employer                                                                  525,076                       411,454
       Participant                                                                16,630                        23,395
                                                                             -----------                   -----------
                                                                                 541,706                       434,849
                                                                             -----------                   -----------

Total assets                                                                   6,079,651                     5,888,683
                                                                             -----------                   -----------

Net assets available for benefits                                            $ 6,079,651                   $ 5,888,683
                                                                             ===========                   ===========

The accompanying notes are an integral part of these financial statements

CIVICBANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN
Statements of Changes in Net Assets Available for  Benefits
For the Year Ended December 31, 2000


Additions to net assets attributed to
      Investment income                                                         $     8,371
      Dividends                                                                      46,072
                                                                                -----------
            Total investment income                                                  54,443
                                                                                -----------
      Contributions
            Participant salary deferrals                                            568,510
            Participant rollovers                                                    11,153
            Employer match                                                          258,087
            Employer profit-sharing                                                 270,400
                                                                                -----------
      Total contributions                                                         1,108,150
                                                                                -----------
Total additions                                                                   1,162,593
                                                                                -----------

Deductions from net assets attributed to
      Net depreciation in fair value of investments                                 104,822
      Benefits paid to participants                                                 859,587
      Administrative expenses                                                         7,216
                                                                                -----------
      Total deductions                                                              971,625
                                                                                -----------

Net increase                                                                        190,968

Net assets available for benefits
      Beginning of year                                                           5,888,693
                                                                                -----------

      End of year                                                               $ 6,079,661
                                                                                ===========

The accompanying notes are an integral part of these financial statements.

CIVICBANK OF COMMERCE
PROFIT SHARING RETIREMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999

1. Plan Description
   ----------------

   The following description of the CivicBank of Commerce Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General
   -------

   The Plan is a defined contribution profit sharing plan under Section 401(a) of the Internal Revenue Code (the "Code"), with a tax-deferred retirement savings feature under Section 401(k) of the Code, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the CivicBank of Commerce Administrative Committee (the "Plan Committee"), which is appointed by the Board of Directors of CivicBank of Commerce (the "Company").

   The purpose of the Plan is to provide eligible employees with the ability to share in the Company profits, to provide eligible employees with a means to accumulate retirement savings, to provide retirement funds, and to provide benefits in the event of the death or disability of an employee. Unless covered under a collective bargaining agreement, each employee becomes eligible to be a participant in the Plan at the beginning of any month following the completion of three consecutive months of service.

   Contributions
   -------------

   Participants may contribute up to 12% of pretax annual compensation, up to a maximum as defined in the Code $10,500 in 2000). The Company may elect to make an annual matching contribution. For the years ending December 31, 2000 and 1999, the Company made matching contributions equal to 50% of the participant's contributions. For the years ending December 31, 2000 and 1999, the Company also made a profit sharing contribution equal to 4% of the Company's after-tax income.

   Participants may also contribute rollover amounts from other qualified plans. The Company does not match rollover contributions.

   Participant accounts
   --------------------

   Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting
   -------

   Participants are immediately vested in their contributions plus earnings thereon. Employer contributions vest 20% after two years and 20% for each year thereafter, based on the employee's years of vesting service. A participant is 100% vested after six years of service. In the event of death, disability, or attaining normal retirement age, participants are immediately vested in all Company contributions.

   Participant loans
   -----------------

   The Plan permits loans to its participants based upon their vested account balance. Participant loans bear interest at the prime interest rate plus 1% and are limited to the lesser of 50% of the participant's vested account balance or $50,000. The minimum loan amount is $1000 and participants may only have one loan outstanding at a time. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions. All loans become immediately payable in the event of default, death, disability, or termination of employment. The interest rate on outstanding participant loans at December 31, 2000 ranged from 8.5% - 10.5%.

   Payment of benefits
   -------------------

   Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount or annual installments equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

   Forfeited accounts
   ------------------

   At December 31, 2000 and 1999, forfeited nonvested accounts totaled $32,533 and $14,662, respectively. Forfeited nonvested accounts are used to pay administrative expenses. For the year ended December 31, 2000, forfeitures of $7,216 were used to pay administrative expenses.

2. Summary of Significant Accounting Policies
   ------------------------------------------

   Use of estimates
   ----------------

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

   Investment valuation and income recognition
   -------------------------------------------

   The Plan's investments are stated at fair value. Registered investment companies and common/collective trust investments are valued at quoted market prices, which represent the net assets value of the shares held by the Plan at year end. The investment in common stock of the Company is valued at its quoted market price. Participant loans are valued at cost, which approximate fair value.

   Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Investment valuation and return is subject to fluctuations in the market performance of the underlying investment alternatives provided by the Plan. Accordingly, the investment returns may vary from period to period and in future periods depending on the underlying investments and these variations could be significant.

   Payment of benefits
   -------------------

   Benefits are recorded when paid.

   Administrative expenses
   -----------------------

   Administrative expenses of the Plan are generally paid through the use of forfeitures.

3. Information Certified by Trustee
   --------------------------------

   The Plan administrator has elected the method of compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Accordingly, as permitted under such election, the Plan administrator has obtained certification from Wells Fargo Retirement Plan Services, the trustee, that all investment information in the accompanying financial statements and supplemental schedule is complete and accurate. Information included in the accompanying financial statements as to investments in the trust administered by the trustee, investment income, and all investment information in the supplemental schedule is presented in reliance solely upon these certifications.

4. Investments
   -----------

   The following presents investments that represent five percent or more of the Plan's net assets:


                                                                   2000                         1999
                                                                ----------                   ----------
Wells Fargo S&P 500 Stock Fund                                 $ 2,183,139                   $ 2,531,125
Civic BanCorp Stock Fund                                       $ 1,349,761                   $ 1,206,621
American Advantage Stock Fund                                  $   798,795                   $   824,527
Wells Fargo Money Market Fund                                  $   427,292                   $   351,855
Franklin Small Cap Growth Fund                                 $   394,392                           N/A

5. Concentration of Credit Risk
   ----------------------------

   The Plan's investment in Civic BanCorp common stock totaled $1,349,761 and $1,206,621 at December 31, 2000 and 1999, respectively. This represents approximately 22% and 20% of the total net assets of the Plan at December 31, 2000 and 1999, respectively. Investments in Civic BanCorp common stock are participant-directed.

6. Transactions with Related Parties
   ---------------------------------

   The Company is the Plan administrator, as defined in the Plan, and therefore, all Civic BanCorp stock transactions qualify as exempt party-in-interest transactions. The Plan has included in their investment fund options certain funds managed by Wells Fargo Retirement Plan Services. Wells Fargo Bank in the trustee as defined by the Plan and, therefore these transactions qualify as exempt party-in-interest transactions.

7. Tax Status
   ----------

   The Internal Revenue Service has determined and informed the Company by a letter dated August 10, 1994 that the Plan is designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the code.

8. Plan Terminations
   -----------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching or profit sharing contributions and terminate the Plan at any time subject to the provisions of ERISA. In the event of the earlier of (1) termination of this Plan or (2) the complete discontinuance of the matching and profit sharing contributions, the full value of the participants account will become fully vested and nonforfeitable.

9. Reconciliation of Financial Statements to Form 5500
   ---------------------------------------------------

   The following is reconciliation on net assets for benefits per the financial statements to the Form 5500:

                                                                        2000                     1999
                                                                   -----------               -----------
Net assets available for benefits
      per the financial statements                                 $ 6,079,651               $ 5,888,683
Less: employer and participant
      contributions receivable                                        (541,706)                 (434,849)
                                                                   -----------               -----------
Net assets available for benefits
      per Form 5500                                                $ 5,537,945               $ 5,453,834
                                                                   ===========               ===========

  The following is reconciliation on employer contributions per the financial statements to the Form 5500:

  Employer contributions per the financial statements                                     $  528,487

Less: employer contributions receivable                                                     (525,076)
       at December 31, 2000
Add: employer contributions receivable                                                       411,454
                                                                                          ----------
       at December 31, 1999

Employer contributions per the Form 5500                                                  $  414,865
                                                                                          ==========

  The following is reconciliation on participant contributions per the financial statements to the Form 5500:

  Participant contributions per the financial statements                                   $ 568,510

Less: participant contributions receivable                                                   (16,630)
       at December 31, 2000
Add: participant contributions receivable                                                     23,395
                                                                                          ----------
       at December 31, 1999

Participant contributions per the Form 5500                                                $ 575,275
                                                                                           =========

  CIVICBANK OF COMMERCE
  PROFIT SHARING AND RETIREMENT PLAN
  EIN: 94-2948787, Plan No. 001
  Schedule H. Part IV, Item 4(i) - Assets Held for Investment Purposes at December 31, 2000

                                                                                    (c)
                                 (b)                                     Description of Investment,                   (e)
                     Identity of Issue, Borrower,                   Including Maturity Date, Collateral,            Current
 (a)                   Lessor of Similar Party                             Par of Maturity Value                     Value
-----          -------------------------------------              ----------------------------------------       --------------
*              Wells Fargo S&P 500 Stock Plan                     Common/Collective Trust                            $2,183,139
*              Civic BanCorp Stock Fund                           Common Stock                                       $1,349,761
               Franklin Small Cap Growth Fund                     Registered Investment Company                      $  374,392
               American Advantage Balanced Fund                   Registered Investment Company                      $  798,795
               Strong Corporate Bond Fund                         Registered Investment Company                      $  207,366
               Strong Government Securities Fund                  Registered Investment Company                      $  118,699
*              Wells Fargo Money Market Fund                      Registered Investment Company                      $  427,292
               Participant Loans                                  Participant Loans - 8.5%-10.5%                     $   78,501


*              Denotes a party-in interest to the Plan

Exhibit Index


Exhibit No.      Exhibit Description
-----------      -------------------

23.1             Consent of Armanino McKenna LLP